Exhibit 99.1

LightInTheBox Reports Fourth Quarter and Full Year 2025 Financial Results

Record Full year Profit of $8.3 million

Record Quarterly Profit of $3.3 Million

Delivers Seventh Consecutive Profitable Quarter

Regains Quarterly Revenue Growth

SINGAPORE, March 24, 2026 /PRNewswire/ -- LightInTheBox Holding Co., Ltd. (NYSE: LITB) ("LightInTheBox" or the "Company"), a global consumer lifestyle company, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter 2025 Financial Highlights

•	Total Revenues were $63.0 million, a 9% increase year over year, compared to a 34% decline in the first quarter of 2025, a 15% decrease in the second quarter of 2025 and a 3% decrease in the third quarter of 2025, marking renewed top-line growth.

•	Gross Profit was $39.3 million, compared with $33.9 million in the same quarter last year.

•	Gross Margin improved to 62.5% from 58.7% in the same quarter last year, driven by higher-margin proprietary product lines and bespoke offerings like print-on-demand apparel.

•	Operating Expenses were $36.0 million, compared with $33.3 million in the same quarter last year.

o	Fulfillment Expenses increased by 7% year over year to $4.3 million.

o	Selling and Marketing Expenses increased by 15% year over year to $26.6 million.

o	General and Administrative Expenses decreased by 15% year over year to $5.3 million, of which Research and Development expenses were $2.5 million.

•	Net Income reached $3.3 million, compared with $0.5 million in the same quarter last year, marking record quarterly profit since 2022 and sustained profitability amidst industry challenges.

•	Adjusted EBITDA was $3.7 million, compared with $1.0 million in the same quarter last year.

Full Year 2025 Financial Highlights

•	Total Revenues were $224.3 million, a 12% decrease year over year, primarily due to the Company’s pivot to focus on profitability in a highly competitive e-commerce environment, with declines moderating significantly from the first quarter of 2025 to the third quarter of 2025, and the fourth quarter regaining positive growth.

•	Gross Profit was $145.9 million, compared with $153.5 million in 2024.

•	Gross Margin improved to 65.0% from 60.1% in 2024, the highest level since becoming a public company in 2013, driven by the successful introduction of higher-margin proprietary product lines.

•	Operating Expenses decreased by 11% year over year to $137.9 million, mainly attributable to reduced revenue and enhanced cost management.

o	Fulfillment Expenses decreased by 12% year over year to $16.6 million.

o	Selling and Marketing Expenses decreased by 8% year over year to $102.5 million.

o	General and Administrative Expenses decreased by 24% year over year to $19.6 million, of which Research and Development expenses were $10.3 million.

•	Net Income reached $8.3 million, a record level since 2022, compared with a loss of $2.5 million in 2024, showcasing remarkable profitability turnaround.

•	Adjusted EBITDA was $9.9 million, compared with a loss of $0.1 million in 2024.

“We are very pleased to report excellent results for the fourth quarter and full year 2025, which marked our successful transformation into a global consumer lifestyle company,” commented Jian He, CEO of LightInTheBox. “We have engineered a remarkable business turnaround by achieving seven consecutive profitable quarters, with the latest quarterly revenue regaining positive year-over-year growth and profit reaching a record high. Our strategy of evolving the LightInTheBox online platform into a consumer lifestyle company is clearly working. By capturing consumer preferences and sentiment, we offer differentiated products that drive consumer engagement through deep emotional resonance”.

“The LightInTheBox online platform focuses on festivals, holidays, and special occasions, offering highly customized, non-standard products that address consumers’ sentimental and lifestyle requirements rather than purely functional needs, thus allowing us to command premium pricing. To further complement and strengthen our positioning as a consumer lifestyle company, we adopted a brand matrix strategy by launching three proprietary apparel brands successively since 2024 in women’s fashion, golf apparel and light party dress. These brands build around the social attributes of women aged 30 and above, delivering emotional value and a more relaxed, enjoyable lifestyle experience across scenarios such as vacations, social golf, and parties”.

“Together, the LightInTheBox online business and the new brands create powerful synergies, tugging on heartstrings and forging emotional connections with our core customers. Such two-pronged unified approach towards consumer lifestyle positioning has yielded great results. Our branded apparel business grew over 143% in 2025 and already accounted for 17% of total revenue in 2025. We achieved a full-year gross margin of 65%, the highest level since becoming a public company in 2013, along with positive operating cash flow of $6.2 million. In addition, we have fully embraced AI to capture the real-time market trend and drive operational efficiency across all aspects of our business. End to end AI automation has contributed to a workforce optimization of 58% since 2023. Looking ahead to 2026, we remain committed in our continued transformation to becoming a global consumer lifestyle company and are confident in our ability to deliver overall revenue and profit growth,” Mr. He concluded.

Share Repurchase Program

On March 31, 2025, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to $0.7 million of its ordinary shares in the form of ADSs no later than June 30, 2025. The Company has since extended the share repurchase program through December 31, 2025, then further to June 30, 2026, with total repurchase amount up to $3.0 million. As of March 20, 2026, the Company has repurchased 502,280 ADSs with a total aggregate value of approximately $1.1 million.

Conference Call

The Company will hold an earnings conference call to discuss the results at 8:00 a.m. Eastern Time on March 24, 2026 (8:00 p.m. Hong Kong/Singapore Time on the same day).

Preregistration Information

Participants can register for the conference call by going to https://s1.c-conf.com/diamondpass/10053714-at7ro6.html . Upon registration, participants will receive dial-in numbers, an event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique access PIN, and you will be connected to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through March 31, 2026. The dial-in details are:

US/Canada:	+1-855-883-1031
Singapore:	800-101-3223
Hong Kong, China:	800-930-639
Replay PIN:	10053714

Additionally, a live and archived webcast of the conference call will be available on the Company's Investor Relations website at https://ir.ador.com.

About LightInTheBox Holding Co., Ltd.

Founded in 2007, LightInTheBox is a global direct-to-consumer (DTC) e-commerce company dedicated to delivering a joyful lifestyle to consumers worldwide. Leveraging AI-driven market insights and agile supply chain systems, it aims to capture consumer preferences and sentiment to offer differentiated products, driving consumer engagement through deep emotional resonance. LightInTheBox also adopts a brand matrix strategy by launching its own apparel brands such as Ador to further strengthen its position as a consumer lifestyle company. Additionally, LightInTheBox offers a comprehensive suite of services to e-commerce companies, including advertising, supply chain management, payment processing, order fulfillment, and shipping and delivery solutions.

For more information, please visit https://ir.ador.com.

Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses a non-GAAP measure, Adjusted EBITDA, as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's non-GAAP financial measure excludes share-based compensation expenses, depreciation and amortization expenses, interest income, interest expenses and income tax benefit / (expense).

The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measure helps identify underlying trends in its business. The Company also believes that the non-GAAP financial measure could provide further information about the Company's results of operations and enhance the overall understanding of the Company's past performance and future prospects.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. The Company's non-GAAP financial measure does not reflect all items of income and expenses that affect the Company's operations and does not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for the limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company's financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets" and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox's strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox's goals and strategies; LightInTheBox's future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox's ability to attract customers and further enhance customer experience and product offerings; LightInTheBox's ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox's expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions; changes in tariffs and trade policies; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Investor Relations
LightInTheBox Holding Co., Ltd.
Email: ir@ador.com

Serena Huang
Octans Capital Group
Email: Serena.huang@octanscap.com

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of December 31,
	2024	2025
ASSETS
Current Assets
Cash and cash equivalents	17,945	23,629
Restricted cash	1,800	2,319
Accounts receivable, net	976	1,355
Inventories	3,641	4,943
Prepayments and other current assets, net	2,610	1,884
Total current assets	26,972	34,130

Property and equipment, net	2,185	1,313
Intangible assets, net	2,745	2,180
Goodwill	26,663	27,800
Operating lease right-of-use assets	9,930	6,068
Long-term rental deposits	806	434
Long-term investments	73	77
TOTAL ASSETS	69,374	72,002

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Short-term borrowings	685	715
Accounts payable	10,378	12,309
Advance from customers	8,357	9,194
Operating lease liabilities	4,047	2,818
Accrued expenses and other current liabilities	54,091	48,956
Total current liabilities	77,558	73,992

Operating lease liabilities	4,780	1,886
Deferred tax liabilities	101	107
Unrecognized tax benefits	107	-
TOTAL LIABILITIES	82,546	75,985

SHAREHOLDERS’ DEFICIT
Ordinary shares	17	17
Additional paid-in capital	282,766	280,646
Treasury shares	(30,880)	(29,392)
Statutory reserves	390	396
Accumulated other comprehensive loss	(3,265)	(1,723)
Accumulated deficit	(262,200)	(253,927)
TOTAL SHAREHOLDERS’ DEFICIT	(13,172)	(3,983)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	69,374	72,002

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2025	2024	2025
Revenues
Product sales	55,093	60,797	243,700	215,775
Services and others	2,657	2,163	11,587	8,540
Total revenues	57,750	62,960	255,287	224,315
Cost of revenues
Product sales	(22,711)	(23,185)	(98,926)	(76,683)
Services and others	(1,122)	(431)	(2,869)	(1,756)
Total Cost of revenues	(23,833)	(23,616)	(101,795)	(78,439)
Gross profit	33,917	39,344	153,492	145,876
Operating expenses
Fulfillment	(4,016)	(4,292)	(18,932)	(16,593)
Selling and marketing	(23,135)	(26,614)	(111,919)	(102,498)
General and administrative	(6,189)	(5,281)	(25,735)	(19,562)
Other operating income, net	48	198	876	743
Total operating expenses	(33,292)	(35,989)	(155,710)	(137,910)
Income / (loss) from operations	625	3,355	(2,218)	7,966
Interest income	3	1	90	7
Interest expense	-	(4)	-	(17)
Other (expense) / income, net	(220)	3	(400)	262
Total other (expense) / income	(217)	-	(310)	252
Income / (loss) before income taxes	408	3,355	(2,528)	8,218
Income tax benefit / (expense)	44	(46)	39	61
Net income / (loss)	452	3,309	(2,489)	8,279
Net income / (loss) attributable to LightInTheBox Holding Co., Ltd.	452	3,309	(2,489)	8,279

Weighted average numbers of shares used in calculating net income / (loss) per ordinary share
-Basic	220,658,110	217,505,592	221,126,969	219,414,228
-Diluted	221,012,821	217,658,394	221,126,969	219,574,568

Net income / (loss) per ordinary share
-Basic	0.00	0.02	(0.01)	0.04
-Diluted	0.00	0.02	(0.01)	0.04

Net income / (loss) per ADS (12 ordinary shares equal to 1 ADS)
-Basic	0.02	0.18	(0.14)	0.45
-Diluted	0.02	0.18	(0.14)	0.45

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2025	2024	2025
Net income / (loss)	452	3,309	(2,489)	8,279
Less: Interest income	3	1	90	7
Interest expense	-	(4)	-	(17)
Income tax benefit / (expense)	44	(46)	39	61
Depreciation and amortization	(510)	(322)	(2,198)	(1,601)
EBITDA	915	3,680	(420)	9,829
Less: Share-based compensation	(49)	(5)	(345)	(92)
Adjusted EBITDA*	964	3,685	(75)	9,921

* Adjusted EBITDA represents net income / (loss) before share-based compensation expense, interest income, interest expense, income tax benefit / (expense) and depreciation and amortization expenses.